Deutsche Mortgage & Asset Receiving Corporation
60 WALL ST
NEW YORK, New York 10005-2836

RE:	Annual Statement of Compliance for COMM 2015-CCRE24 Commercial Mortgage Pass-Through Certificates

Per the Pooling and Servicing Agreement dated as of August 1, 2015 (the "Agreement"), the undersigned, a duly authorized officer of Wells Fargo Bank, N.A., as Certificate Administrator ("Wells Fargo"), hereby certifies as follows as of and for the year ending December 31, 2016 (the "Reporting Period"):

(a)  A review of Wells Fargo's activities during the Reporting Period and of its performance under the Agreement has been made under such officer's supervision; and

(b)  To the best of such officer's knowledge, based on such review, Wells Fargo has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

February 27, 2017

Wells Fargo Bank, N.A.